UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 1-15659

Dynegy Northeast Generation, Inc.

Savings Incentive Plan

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

DYNEGY NORTHEAST GENERATION, INC.

SAVINGS INCENTIVE PLAN

Financial Statements for the

Years Ended December 31, 2004 and 2003

and Report of Independent Registered Public Accounting Firm

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO THE FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	13

Schedule H, Line 4(j): - Schedule of Reportable Transactions	14

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	15

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Dynegy Inc. Benefit Plans Committee for

    the Dynegy Northeast Generation, Inc. Savings Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the Dynegy Northeast Generation, Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas

May 31, 2005

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments:
Cash and temporary cash investments	$—	$9,309,922
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	1,664,874	—
Registered investment companies	6,316,688	—
Common collective trust	3,738,500	—
Common stock	7,880	—
Participant loans	361,928	287,460

Total investments	12,089,870	9,597,382

Receivables:
Employee contributions receivable	—	44,114
Employer contributions receivable	—	12,759

Total receivables	—	56,873

TOTAL ASSETS	12,089,870	9,654,255

NET ASSETS AVAILABLE FOR BENEFITS	$12,089,870	$9,654,255

The accompanying notes are an integral part of these financial statements.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
Employee	$1,223,335
Employer	259,115

Total contributions	1,482,450

Investment Income:
Dividend and interest income	248,455
Interest on participant loans	19,277
Net appreciation in fair value of investments	712,338

Total investment income	980,070

TOTAL ADDITIONS	2,462,520

DEDUCTIONS:
Benefits paid to participants	26,905

TOTAL DEDUCTIONS	26,905

NET INCREASE	2,435,615

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,654,255

End of year	$12,089,870

The accompanying notes are an integral part of these financial statements.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Northeast Generation, Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

Effective January 31, 2001, Dynegy Inc. (“Dynegy”) established the Plan for the exclusive benefit of the eligible employees of Dynegy Northeast Generation Inc. (“DNE”), a subsidiary of Dynegy, and certain of its affiliates (DNE and its affiliates that participate in the Plan are each referred to herein as the “Employer”). Although it is the Plan sponsor, Dynegy does not participate in the Plan. Effective January 1, 2004, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trust”) became trustee and custodian. The Plan is a defined contribution profit sharing plan that qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan was established in accordance with the Asset Purchase and Sale Agreement dated August 7, 2000 between, among others, Central Hudson Gas & Electric Corporation and Dynegy Power Corporation (the “Agreement”). Further, also in accordance with the Agreement, certain assets and liabilities of the Central Hudson Gas & Electric Corporation Savings Incentive Plan (the “Prior Plan”) were spun off and transferred to the Plan effective as of January 31, 2001.

Administration of the Plan

The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan. Among other duties, it is the responsibility of the Plan Administrator to construe and interpret the Plan, decide all questions of eligibility and determine the right of any person to a benefit under the Plan.

Eligibility

All employees of the Employer are eligible to participate in the Plan except (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) independent contractors or individuals who are designated, compensated or otherwise classified by the Employer as independent contractors or other non-common law employees, (c) nonresident aliens, and (d) leased employees or individuals who are designated, compensated or otherwise classified by the Employer as leased employees. Each eligible employee becomes eligible to participate in the Plan as soon as administratively feasible following his or her date of hire.

Contributions

Participants may make pre-tax contributions in 1% increments of base pay up to the IRS limit. Further, participants may make after-tax contributions of 1%-5% of base pay.

The Employer contributes to the Plan matching contributions on behalf of each non-union participant at a rate of 50% of such participant’s pre-tax contributions up to 8% of such participant’s compensation per payroll period. Prior to January 1, 2003, the Employer contributed to the Plan matching contributions on behalf of each union participant at a rate of 24% of such participant’s pre-tax contributions up to 6% of such participant’s compensation per payroll period. From and after January 1, 2003, the Employer contributes to the Plan matching contributions on behalf of each union participant at a rate of 28% of such participant’s pre-tax contributions up to 6% of such participant’s compensation per payroll period. In addition, the Employer may make contributions in order to meet nondiscrimination requirements as prescribed in the Plan document.

Investment of Funds

Each participant has the right upon enrollment to select the investment fund(s) into which the balance in the participant’s accounts will be invested. A participant may change the allocation of contributions made to the selected funds or transfer amounts among investment funds anytime during the Plan year.

Forfeitures

Forfeitures of employer matching contributions attributable to excess pre-tax contributions are applied to reduce subsequent employer matching contributions. For the years ended December 31, 2004 and 2003, the Plan had no forfeiture balance.

Vesting

Participants are fully vested in all of their accounts immediately upon entry into the Plan.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of (a) the Employer matching contribution and (b) Plan earnings, and are charged with allocations of Plan administrative expenses. The benefit to which a participant is entitled is the balance of the participant’s accounts.

Participant Loans

Participants may borrow from their Plan accounts, but no participant may have more than three outstanding loans at any given time. Such loans must be in an amount not less than $1,000, and, in the aggregate, must not be greater than the lesser of (i) $50,000, reduced by the highest outstanding loan balance during the one year period ending on the day before the loan is made, or (ii) 50% of the account balance as of the last valuation date. As determined by the Plan Administrator, the interest rate charged on a loan is 1% above the rate, as of the last day of the month preceding the month in which the loan is made, charged by major banks to its prime commercial customers.

The term of the loan may not exceed five years, unless the loan is used to acquire a principal residence in which case the term of the loan may not exceed ten years. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer. A loan may be repaid in whole without penalty. Interest paid on the loan is credited to the participant’s account. Loan repayments are allocated to the participant’s accounts from which the loan was made and invested in accordance with the participant’s investment elections in effect at the time of such repayment with respect to such accounts.

If a participant terminates employment, retires, or dies while he or she has an outstanding loan, the outstanding loan balance will become payable and, if not paid, will be treated as a taxable distribution of the participant’s accounts.

Withdrawals

Participants may withdraw all or a portion of the value of their after-tax accounts, no more frequently than once per calendar quarter. A participant who has attained age 59½ may withdraw all or a portion of the value of his or her pre-tax and employer contribution accounts, no more frequently than twice each calendar year. Further, hardship withdrawals may be granted to participants in the event of an “immediate and heavy financial need” in accordance with the applicable provisions of the Code and the Treasury regulations promulgated thereunder.

Payment of Benefits

Benefits are paid upon normal retirement, disability, death or termination of employment. Benefits are paid in one lump sum cash payment in an amount equal to the balance in the participant’s accounts but may be paid in full shares of Dynegy stock to the extent invested in the Dynegy Stock Fund.

Generally, a participant can defer the receipt of his or her distribution until the April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70½ or the calendar year in which he or she terminates employment. Upon a termination of employment, however, an automatic lump sum distribution will be made if the participant’s aggregate account balance (excluding the portion thereof attributable to rollover contributions) is not in excess of $5,000.

Plan Changes and Amendments

The Plan was amended in various respects and restated effective January 1, 2004, including amendments to comply with the final and temporary regulations relating to minimum distributions pursuant to Revenue Procedure 2002-29, effective January 1, 2003.

Plan Termination

The Employer intends to continue the Plan indefinitely but reserves the right to terminate the Plan at any time for any reason subject to the provisions of ERISA. In the event the Plan is terminated, participants will continue to be fully vested in their account balances and the net income (or net loss) of the trust fund shall continue to be allocated in accordance with the Plan until all participant accounts are distributed.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Benefits

Benefits are recorded as a reduction to net assets available for benefits when paid.

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end. Purchases and sales of investments are recorded on a trade date basis.

The investments held in the Dynegy Inc. Master Trust (the “Master Trust”) are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Plan’s interest in the market value of the Master Trust’s net assets is determined in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Stock Fund and the Stable Value Fund, however, are identified with each plan on an actual basis. At December 31, 2004 and 2003, the Plan’s interest in the Master Trust was approximately 2% and 0%, respectively.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available For Benefits and the Statement of Changes In Net Assets Available For Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants, resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.

Expenses

Certain expenses incurred in the administration of the Plan and the related trusts are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.	INCOME TAX STATUS

The Plan received a favorable determination letter, dated July 3, 2002, from the Internal Revenue Service informing the Employer that the Plan and related trust are qualified and exempt from income taxes under the provisions of Section 401(a) and Section 501(a) of the Code. The IRS determination letter does not cover the amendments to the Plan subsequent to July 3, 2002, other than amendments required by the IRS in connection with its initial determination of the Plan’s qualified status. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5 % or more of the Plan’s net assets available for benefits include:

Investments at fair value as determined by quoted market price	December 31
	2004	2003
Plan interest in Master Trust	$1,664,874	$—
Vanguard Capital Opportunity	1,520,111	—
Vanguard Global Equity Fund	990,558	—
Vanguard Growth Equity Fund	2,335,318	—
Vanguard Total Stock Market Index Fund	778,361	—
Vanguard Retire Savings Trust	3,738,500	—
Stable Value Option	—	3,477,347
Evergreen Foundation Fund	—	1,138,340
American Century Ultra Fund	—	2,629,273
ING Small Company Fund	—	701,300
Templeton Growth Fund	—	608,671
ING Index Plus LargeCap Fund	—	467,543

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $712,338 during 2004 as follows:

Year Ended December 31, 2004
Plan interest in Dynegy Inc. Master Trust	$135,781
Registered investment companies	576,557

$712,338

5.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2004, the assets of the Plan were held in the Master Trust with assets of other qualified retirement plans sponsored by Dynegy, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, the Dynegy Inc. 401(k) Savings Plan, and the Extant Inc. 401(k) Plan.

The following information is presented for the Master Trust:

December 31, 2004
Net Assets:
Investments at fair value:
Employer securities	$57,054,305
Common collective trust	4,078,748
Registered investment companies	30,254,463
Receivables:
Employer contributions receivable	95,667
Fund units receivable	2,329
Accrued expenses	(5,860)
Fund units payable	(86,419)

$91,393,233

Investment income for the Master Trust is as follows:

Year ended December 31, 2004
Investment Income:
Net appreciation in fair value of investments:
Employer securities	$5,097,775
Registered investment companies	3,476,818

8,574,593
Dividends and interest	171,783

$8,746,376

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

SUPPLEMENTAL SCHEDULES

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

EIN: 74-2928353                PN: 003

Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2004

[a]	[b]	[c]	[d]	[e]

Party-in- interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan Interest In Master Trust	Master Trust	$1,530,234	$1,664,874
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	103,313
	PIMCO Total Return Bond	Registered Investment Company	**	253,303
	AFG Fundamental Investors Fund	Registered Investment Company	**	325,537
*	Vanguard Capital Opportunity	Registered Investment Company	**	1,520,111
*	Vanguard Global Equity Fund	Registered Investment Company	**	990,558
*	Vanguard Growth Equity Fund	Registered Investment Company	**	2,335,318
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	**	778,361
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	3,738,500
*	Participant Loans	5% - 9.75%	**	361,929

Self-directed Brokerage Account:
	Summary of participant directed brokerage accounts	Various	**	18,067

	Total assets held for investment purposes			$12,089,871

*	A party-in-interest to the Plan
**	Cost not required for Participant-Directed Investments

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

EIN: 74-2928353             PN: 003

Schedule H Line 4(j) – Schedule of Reportable Transactions

For the year ended December 31, 2004

[a]		[b]	[c]	[d]	[g]	[h]	[i]

Identity of Party Involved		Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	*	Vanguard Capital Opportunity	$1,402,947			$1,402,947
The Vanguard Group	*	Vanguard Capital Opportunity		$96,821	$92,914	96,821	$3,907
The Vanguard Group	*	Vanguard Global Equity Fund	1,040,663			1,040,663
The Vanguard Group	*	Vanguard Global Equity Fund		167,485	164,502	167,485	2,983
The Vanguard Group	*	Vanguard Growth Equity Fund	2,683,530			2,683,530
The Vanguard Group	*	Vanguard Growth Equity Fund		469,721	460,784	469,721	8,937
The Vanguard Group	*	Vanguard Total Stock Market Index Fund	790,190			790,190
The Vanguard Group	*	Vanguard Total Stock Market Index Fund		78,487	77,382	78,487	1,105
The Vanguard Group	*	Vanguard Retirement Savings Trust	5,765,766			5,765,766
The Vanguard Group	*	Vanguard Retirement Savings Trust		2,027,266	2,027,266	2,027,266
The Vanguard Group	*	Strategic Moderate Growth Fund	1,293,906			1,293,906
The Vanguard Group	*	Strategic Moderate Growth Fund		103,229	99,568	103,229	3,661

*	A party-in-interest to the Plan

Note: Item (e) and (f) are not applicable

SIGNATURE

Dynegy Northeast Generation, Inc. Savings Incentive Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Northeast Generation, Inc. Savings Incentive Plan

By:	/s/ J. Kevin Blodgett
J. Kevin Blodgett
Designated Member – Dynegy Inc.
Benefit Plans Committee

Date: June 28, 2005